                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 15)*

                              Concepts Direct, Inc.
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                                (Name of Issuer)

                          Common Stock, $.10 par value
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                         (Title of Class of Securities)

                                    206013104
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                                 (CUSIP Number)

Mr. Lance Laifer                            Gerald Adler
Laifer Capital Management, Inc.             Swidler Berlin Shereff Friedman, LLP
Hilltop Partners, L.P.                      405 Lexington Avenue
450 7th Avenue                              New York, New York 10174
New York, New York 10123 (212) 268-8048     (212) 973-0111
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 8, 2000
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 206013104               SCHEDULE 13D                 Page 2 of 8 Pages
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Hilltop Partners, L.P.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                  7     SOLE VOTING POWER

                        503,700
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               503,700
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      503,700
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.1%
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14    TYPE OF REPORTING PERSON*

      PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 8

CUSIP No. 206013104               SCHEDULE 13D                 Page 3 of 8 Pages
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Laifer Capital Management, Inc.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                  7     SOLE VOTING POWER

                        569,200
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               569,200
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        704,700
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,273,900
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      25.6%
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14    TYPE OF REPORTING PERSON*

      CO, IA
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 8

CUSIP No. 206013104               SCHEDULE 13D                 Page 4 of 8 Pages
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lance Laifer
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                  7     SOLE VOTING POWER

                        569,200
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               569,200
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        704,700
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,273,900
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      25.6%
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 8

                          SCHEDULE 13D AMENDMENT NO. 15
                              CONCEPTS DIRECT, INC.

      This Amendment No. 15 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D relating to the event date of August 4, 1994 (the "Schedule 13D") filed by Hilltop Partners, L.P., Laifer Inc. (Laifer Inc. has subsequently changed its name to Laifer Capital Management, Inc.) and Lance Laifer (the "Reporting Persons"), Amendment No. 1 to the Schedule 13D relating to the event date of December 30, 1994, Amendment No. 2 to the Schedule 13D relating to the event date of March 23, 1995, Amendment No. 3 to the Schedule 13D relating to the event date of May 9, 1995, Amendment No. 4 to the Schedule 13D relating to the event date of October 25, 1995, Amendment No. 5 to the Schedule 13D relating to the event date of March 12, 1996, Amendment No. 6 to the Schedule 13D relating to the event date of August 14, 1996, Amendment No. 7 to the Schedule 13D relating to the event date of January 21, 1997, Amendment No. 8 to the Schedule 13D relating to the event date of May 9, 1997, Amendment No. 9 to the Schedule 13D relating to the event date of July 3, 1997, Amendment No. 10 to the Schedule 13D relating to the event date of July 22, 1997, Amendment No. 11 to the Schedule 13D relating to the event date of October 31, 1997, Amendment No. 12 to the Schedule 13D relating to the event date of January 6, 1998, Amendment No. 13 to the Schedule 13D relating to the event date of January 4, 1999 and Amendment No. 14 to the Schedule 13D relating to the event date of December 1, 1999, each relating to the common stock, par value $.10 per share (the "Common Stock"), of Concepts Direct, Inc. (the "Issuer"). The above-referenced Statement on Schedule 13D, Amendment No. 1 to the Schedule 13D, Amendment No. 2 to the Schedule 13D, Amendment No. 3 to the
Schedule 13D, Amendment No. 4 to the Schedule 13D, Amendment No. 5 to the
Schedule 13D, Amendment No. 6 to the Schedule 13D, Amendment No. 7 to the
Schedule 13D, Amendment No. 8 to the Schedule 13D, Amendment No. 9 to the
Schedule 13D, Amendment No. 10 to the Schedule 13D, Amendment No. 11 to the
Schedule 13D, Amendment No. 12 to the Schedule 13D, Amendment No. 13 to the
Schedule 13D and Amendment No. 14 to the Schedule 13D are collectively referred to herein as the "Schedule 13D." Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

Item 5.     Interest in Securities of the Issuer

            Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

            (a) Hilltop is the beneficial owner of 503,700 shares (10.1%) of the Common Stock.

            Laifer Capital Management, Inc. is the beneficial owner of 1,273,900 shares (25.6%) of Common Stock. The 1,273,900 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. include:

            (i) 503,700 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner of and Investment Advisor to Hilltop, which shares have been described above; and

            (ii) 770,200 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to (A) various Wolfson family entities

("Wolfson"), One State Street Plaza, New York 10004-1505 and (B) Hilltop Offshore Limited ("Offshore"), a Cayman Islands company, c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, Par La Ville Road, Hamilton HMJX, Bermuda (Wolfson and Offshore are collectively referred to herein as the "Clients").

            Lance Laifer, as President, sole director and principal stockholder of Laifer Capital Management, Inc. is the beneficial owner of the 1,273,900 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. as described above.

            The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares presented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership of the Reporting Persons is based on 4,985,618 outstanding shares of Common Stock on May 8, 2000 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2000.

            (b) Hilltop has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 503,700 shares of Common Stock beneficially owned by it. Hilltop's power to vote and dispose of its shares rests with Laifer Capital Management, Inc., in its capacity as Hilltop's General Partner.

            Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 503,700 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop. Laifer Capital Management, Inc. has the sole power
(i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 65,500 shares of Common Stock owned by Offshore. Laifer Capital Management, Inc. shares with Wolfson the power to dispose and direct the disposition of the 704,700 shares of Common Stock owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to Wolfson. Wolfson retains the sole power to vote and direct the voting of the shares of Common Stock owned by it.

            (c) Certain of the Reporting Persons purchased shares of Common Stock of the Issuer during the last sixty days. Except as indicated, all such shares were purchased on the open market. Additional information concerning said transactions is contained on Annex A hereto.

            (d) Not applicable.

            (e) Not applicable.

Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2000

                                    HILLTOP PARTNERS, L.P.


                                    By: LAIFER CAPITAL MANAGEMENT, INC.,
                                        as General Partner


                                    By: /s/ Lance Laifer
                                        ----------------
                                        Lance Laifer, President


                                    LAIFER CAPITAL MANAGEMENT, INC.


                                    By: /s/ Lance Laifer
                                        ----------------
                                        Lance Laifer, President


                                    /s/ Lance Laifer
                                    ----------------
                                    LANCE LAIFER

                                     Annex A

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                                 Laifer       Hilltop      Wolfson      Offshore
Date         Price      Comm.   # Shares     # Shares     # Shares      # Shares
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5/12/00      $11.25      --       2,000          0          2,000          0
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5/16/00       11.50      --       3,000          0          3,000          0
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5/17/00       11.50      --       2,000          0          2,000          0
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5/18/00       11.00      --         500          0            500          0
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5/19/00       11.40      --       2,500          0          2,500          0
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5/22/00       11.20      --       2,500          0          2,500          0
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5/23/00       12.00      --       2,500          0          2,500          0
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5/24/00       10.50      --       6,500          0          6,500          0
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6/13/00        8.50      --       2,500          0          2,500          0
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6/14/00       9.125      --         800          0            800          0
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6/21/00        8.50      --       2,000          0          2,000          0
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6/22/00        8.50      --      24,600          0         24,600          0
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